February 24, 2004

4Q03 EARNINGS RELEASE

Expenses decreased 5.8% and Operating Profit plus
Depreciation and Amortization increased 1.7%

Financial Highlights:
(Figures in Millions of pesos as of December 2003, variations with respect to the same period of 2002 except where noted)

  Net sales grew in the quarter 6.53%, compared to 4Q02
  Gross margin in 4Q03 was 10.38%, a decrease of 97 basis points compared to 4Q02
  Operating expenses were reduced in 4Q03 5.83%; expenses as a percentage of sales dropped from 6.99% in 4Q02 to 6.18% in 4Q03
  Operating profit increased during the quarter 2.55% to $230.6 million
  Operating margin decreased from 4.36% in 4Q02 to 4.20% in 4Q03, a reduction of 16 basis points
  Operating profit plus depreciation and amortization increased during 4Q03 1.73%, reaching $253.36 million
  Net income in 4Q03 increased 73.25% to $235.06 million
  Cost-bearing liabilities in 4Q03 fell 5.76% to $390.0 million
  Cost-bearing liabilities less cash declined from $349.72 million in 4Q02 to $218.66 million in 4Q03

Contacts:

GRUPO CASA SABA                     IR Communications:
 Jorge Sanchez, IRO                          Ernestina Nevárez
+52 (55) 5284-6672                         +52 (55) 5644-1247
jsanchez@casasaba.com               enevarez@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

Mexico City, February 24, 2004. Grupo Casa Saba (also known as "Saba", "GCS," "the company" or "the group"). Grupo Casa Saba, one of the leading distributors in Mexico of pharmaceutical products, beauty, personal care and consumer goods, general merchandise and publications, announces its consolidated financial and operating results for 4Q03.

For Casa Saba, the fourth quarter was a period in which the results of the operative, administrative and client restructurings, which began at the end of 1Q03, were brought together.

The Group's strategy directed at maintaining sustained growth in sales in our main business (Private Pharma, Health, Beauty and Consumer Goods), continued generating positive results, allowing at a consolidated level, a growth in sales of 6.53% during the quarter.

Our commercial strategies implemented throughout the last half of 2003 were intended to balance the promotional and sales efforts in order not to affect the Group's profitability levels. However, given that GCS's current sales mix increased the participation of special clients and the private pharmaceutical market raised its degree of competition and sophistication, our gross margin in the 4Q03 decreased by 97 basis points when compared to the 4Q02. Gross margin in 4Q03 was 10.38%.

Nevertheless, our innovative procedures and operative actions established throughout all of the areas of the business and oriented towards improving our efficiency levels, generated improvements in productivity, allowing us to reduce operating expenses 5.83% with respect to those of the fourth quarter of 2002.

The lower recorded expenses allowed the company to counteract a portion of the effect of the reduction in the Group's gross margin, permitting an increase of 2.55% in the operating profit for the quarter.

As a result of the operative and financial control policies with which we operate, the cash flow generated by the operation allowed GCS's cost-bearing liabilities to decrease 5.76% with respect to 4Q02. Cost-bearing liabilities less cash and temporary investments were 37.48% lower than in the fourth quarter of 2002.

In terms of net profit, the combination of a higher operating profit and an income from tax provisions of $13.74 million, generated an increase in the consolidated net profit of 73.25% with respect to 4Q02.

At Grupo Casa Saba we maintain our commitment to achieving growth with profitability, as well as to operate with a solid financial structure.

SALES BREAKDOWN BY DIVISION:

PRIVATE PHARMA

Sales from our main division, Private Pharma, maintained the same positive behavior that it has demonstrated throughout the year, growing 10.03% with respect to the fourth quarter of 2002. This increase is the result as much of GCS's highly competitive position as well as the Private Pharmaceutical market which registered a positive performance during the quarter, especially during the month of December. With respect to our client mix, Private Pharma maintained a mixture more heavily weight towards traditional clients. Nevertheless, it is important to emphasize that the consolidation of supermarkets and pharmacy chains has generated a gradual and constant increase in the weight of this type of clients. In terms of total sales, Private Pharma increased its participation from 82.68% in 4Q02 to 85.40% in 4Q03.

GOVERNMENT PHARMA

Reflecting the lower participation that we have been registering in contracts with PEMEX, sales in our Government Pharma Division decreased 44.30% versus 4Q02. Government Pharma sales represented 2.31% of the Group's total sales in the 4Q03.

HEALTH, BEAUTY AND CONSUMER GOODS

As a result of the Group's greater focus on our Private Pharma division, our Health, Beauty, Consumer Goods and Others Division registered a negative comparison of 1.05% with respect of 4Q02. Given the previous results, sales from this division declined as a percentage of total sales, falling 63 basis points to 8.14% of total sales.

PUBLICATIONS

Citem, the division of our company that is dedicated to the distribution of books and magazines, showed positive results during the quarter as a result of larger sales volumes compared to those registered in 4Q02. Our Publications divison's sales increased 11.64%, during the quarter, reflecting both the positive results derived from the restructuring process that began during the previous quarters as well as the inclusion of new magazine titles in its operations. As a percentage of total sales, Citem's sales increased slightly, growing from 2.80% in 4Q02 to 2.94% in 4Q03.

GENERAL MERCHANDISE AND OTHERS

The division of GCS oriented to the distribution of exclusive brands as well as general merchandise recorded a negative comparison in 4Q03 of 3.44% with respect to 4Q02, due to a reduction in the number of products in the catalog as well as a depressed demand for the products that it sells. It is important to note that, in 4Q03, this division represented only 1.21% of the Group's sales.

                      Division                                                        % of sales

                      Private Farma                                                   85.40%
                      Government Farma                                           2.31%
                      Health, Beauty and Consumer Goods            8.14%
                      General Merchandise                                       1.21%
                      Publications                                                       2.94%

QUARTERLY RESULTS

GROSS PROFIT

During 4Q03 and as result of an increase in the sector's competitiveness as well as the current client structure with whom GCS operates, primarily in Private Pharma, the Group's gross profit compared negatively to 4Q02, decreasing 2.61%. Consequently, the gross margin contracted by 97 basis points with respect to the level of 11.35% reported during 4Q02.

OPERATING EXPENSES

The business strategy that was implemented by GCS and that seeks to compensate for the reductions in gross margin, a product of the evolution and competitiveness of the markets through more efficient operations, allowed GCS to reduce our consolidated expenses as a percentage of sales by 81 basis points with respect to 4Q02. Operating expenses for this quarter reached P.s.$339.08 million, declining by 5.83% compared to 4Q02.

OPERATING PROFIT

The greater operating efficiency achieved by the Group allowed it to counteract part of the lower recorded gross margin. Consequently, GCS's operating profit grew by 2.55% with respect to 4Q02. Nevertheless, the operating margin was 4.20%, a decrease of 16 basis points compared to 4Q02.

OPERATING PROFIT PLUS DEPRECIATION AND AMORTIZATION

As a result of the fact that expenses recorded a lower depreciation and amortization during 4Q03, Operating Profit plus depreciation and amortization from the same period increased by 1.73% with respect to 4Q02.

CASH AND COST-BEARING LIABILITIES

In accordance with the Group's commitment to operate within a strong financial structure, cost-bearing liabilities decreased by 5.76% with respect to the 4Q02. Cash registered an increase of 167.28% during the quarter and as a result, cost bearing liabilities minus cash (net debt) reached $218.66 million, equivalent to a quarterly decrease of 37.48%. Compared to the 3Q03, cost-bearing liabilities registered a growth of 30%. It is important to note that the previous is a result of the seasonality of our operations since, during the fourth quarter of the year, GCS registered the largest volume purchase of the exercise and, therefore, it requires greater working capital.

TOTAL FINANCING COST

The TFC for the quarter was 188.60% higher than that registered in 4Q02, representing an increase of $2.84 million. This was due to less interest earned as well as less income via monetary and foreign exchange positions, neither of which could be compensated for despite a reduction of 28.52% in interest paid.

OTHER EXPENSES / INCOME

The line item of other expenses/(income) registered a negative comparison during the quarter, decreasing from an income of $121.82 million in 4Q02 to an expense of $4.94 million in 4Q03. This was the result of the fact that, in 4Q02 an income product of benefits from taxes was registered in this row. This income product of benefits from taxes was not recorded in a similar proportion in 4Q03.

TAX PROVISIONS

Tax provisions and profit sharing for 4Q03 accounted for an income of $13.74 million pesos. These figures are the result of an income tax of $4.18 million pesos, an asset tax income of $2.7 million pesos and a deferred income tax of $6.86 million pesos.

NET INCOME

Although the Group's profit before taxes decreased in 4Q03 by 35.88% as a result of a higher Total Financing Cost and lower non-operational income generation, the income obtained from tax provisions enabled our Net Profit in 4Q03 to reach $235.06 million, an increase of 73.25% with respect to 4Q02.

WORKING CAPITAL

Compared to the working capital recorded in 4Q02, inventory days decreased by 4.3 days, during the quarter to 55.5 days, whereas the supplier days were reduced by 0.5 days to 53.8 days. On the other hand, accounts receivable rose from 56.2 days in 4Q02 to 57.1 days in 4Q03.

The 265.4 million shares issues by Grupo Casa Saba are listed on the Mexican Stock Exchange and in the form of ADRs on the New York Stock Exchange, both under the ticker symbol "SAB." One ADR is equivalent to 10 common shares.

Grupo Casa Saba is one of the leading distributors in Mexico of pharmaceutical products, beauty, personal care and consumer goods, general merchandise and publications. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain themes discussed in this document constitute forward-looking statements. Said themes have risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.